1-14668

3-1-02

02026537

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

(Commission File No. 1-14668)

Energy Company of Paraná
(Translation of registrant's name in English)

Rua Coronel Dulcidío, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

COPEL
Companhia Paranaense de Energia

FOR IMMEDIATE RELEASE

Contacts in Brazil	Contacts in New York
Othon Mäder Ribas	Isabel Vieira
011-5541-222-2027	212-701-1823
othon@copel.com	isabel.vieira@tfn.com
Solange Maueler	Richard Huber
011-5541-331-4359	212-701-1830
solange@copel.com	richard.huber@tfn.com

COPEL ANNOUNCES RESULTS FOR THE FULL YEAR 2001

Curitiba, Brazil, March 27, 2002 - Companhia Paranaense de Energia - COPEL (NYSE: ELP), a leading Brazilian utility company that generates, transmits, and distributes electric power to the State of Paraná, today announced its operating results for the full year 2001. All figures included in this report are in reais (R$) and were prepared in accordance with Brazilian GAAP (corporate law).

HIGHLIGHTS

- **Net Income:** COPEL's net income for 2001 amounted to R$ 475.3 million, representing a profit of R$ 1.7369 per lot of one thousand shares and an operating (EBIT) margin of 30.89%. COPEL'S EBITDA reached R$ 983.1 million.

- **Market Expansion:** From January through December 2001, the total power consumption throughout COPEL's direct distribution area amounted to 17,029 GWh, an increase of 2.3% as compared with the previous year.

- **Interest on capital:** Under a Resolution of the Board of Directors passed in October 2001, COPEL made an advance distribution to shareholders of a portion of the Company's interest on its own capital, to be paid in lieu of dividends, in the total amount of R$ 80 million. Payment of the remaining balance of interest on its own capital will be made within 60 days after the General Shareholders' Meeting, in the amount of R$ 90 million. So, the total amount of interest on capital to be declared over the 2001 results reached R$ 170 million.

- **Privatization Process:** On January 30th, 2002, the State Government announced the cancellation of COPEL's privatization process. The reasons that led up to that decision were:

    - Regulatory uncertainty, that is, potential bidders felt they needed clearer rules for investing in the power sector, an issue that became apparent with the power rationing that took place in Brazil in 2001;
    - The faltering Argentine economy;
    - The slow down of the global economy, and

- The turmoil and uncertainties brought about by the September 11th terrorist attack and its aftermath.

The convergence of these factors led bidders to pull out of the Company's privatization auction.

- **Prêmio Ouro (Gold Award):** In December 2001, COPEL won the Gold Award, granted by the Brazilian Association of Capital Market Analysts (ABAMEC/SP), in recognition of the Company's transparent relationship with the market.

- **Global Finance Award:** The publishers of Global Finance Magazine nominated COPEL as the "Best Latin American Power Utility" in 2001. The award was presented at a ceremony held in October in New York.

- **Best Company in Sector:** For the second consecutive year, COPEL has been chosen as the best company in the Brazilian electricity sector in terms of customer satisfaction, according to residential customers. The ranking was based on a nationwide survey carried out by the regulatory body ANEEL (National Electric Agency).

- **Other developments:** On December 20th, 2001, COPEL's Board of Directors approved the renegotiation of the Company's eurobonds issued in 1997 in the amount of US$ 150 million, and the issuing of debentures, up to R$ 500 million.

FINANCIAL AND OPERATING PERFORMANCE

COPEL's net income was R$ 475.3 million for the full year 2001. Net revenues reached R$ 2.3 billion, compared to the R$ 2.0 billion reported in same period of 2000. This 11.9% increase reflects the 15.43% increase in tariffs on June 2000, the 17.31% increase in tariffs effective June 24th, 2001, the direct distribution market growth (2.3%) and the growth in revenues from the telecommunication area and transmission grid.

Although the South Region was not included in the National Rationing Program, the lower-than-usual market growth reflects the voluntary energy savings of our residential customers, who consumed 3.1% less energy in 2001 than in 2000, and from the commercial customers, who increased their consumption by only 3%.

At the end of December 31, 2001, total operating expenses reached R$ 1.6 billion, a 15.1% increase over the same period last year (1.4 billion). The main reasons for this increase are:

- The 20% increase in "electricity purchased for resale" basically reflects the exchange rate variation in this period, since the energy that COPEL purchases from Itaipu is denominated in dollars, and reflects the energy purchased in the short term through the MAE (Mercado Atacadista de Energia), in which COPEL Geração had revenues from MAE in the amount of R$ 92 million and COPEL Distribuição had expenses in the amount of R$ 161 million.

- Personnel costs increased 23.0% mainly due to the severance costs related to the voluntary dismissal plan, to the accounting of the labor claims provision and to the increases in payroll summarized below:
  - September 2000: 2% increase (as per the Labour Agreement signed on October 1999);
  - October 2000: 4% increase (as per the Labour Agreement signed on October 2000);
  - March 2001: 3% increase (as per the same Labour Agreement signed on October 2000);
  - October 2001: 5% (as per the Labour Agreement signed on October 2001).

- The "third parties" account increased 24.6% as a result of technical consulting service contracts, the new billing system adopted by the company, and the increase in communication costs.

The increase in financial expenses was due mainly to the increased monetary variation, caused by the real devaluation in 2001.

COPEL's total customers as of December 31, 2001 reached 2,937,571, a 3.6% increase when compared to the same period of the previous year.

Permanent assets increased by 2.8% in 2001, as a result of the increase in COPEL's investments in its partnerships.

The capital expenditures for the year amounted to R$ 430.4 million. Of this amount, R$ 54.6 million was invested in power generation, R$ 61.9 million in transmission, R$ 189.9 million in distribution, R$ 27.5 in Telecom, R$ 5.4 million in other facilities and R$ 91.1 million in partnerships.

As of December 31, 2001, COPEL's total assets were R$ 8.7 billion. Debt amounted to R$ 1.4 billion, with a net debt-to-equity ratio of 28.6%

The Company's results were in-line with the management expectations and reflect the effects of the voluntary energy savings, brought about by the National Rationing Program.

ADDITIONAL OPERATING INFORMATION

1. MAIN OPERATIONAL AND FINANCIAL HIGHLIGHTS
(As of December 31, 2001)

Generation

Number of power plants: 18 (17 hydroplants and 1 thermoplant)
Total installed capacity: 4,549 MW

Transmission

Transmission lines: 6,763 km
Number of substations: 122
Number of automated substations: 109
Transforming capacity: 18,109 MVA

Distribution

Distribution lines: 155,073 km
Number of substations: 232
Number of automated substations: 117
Transforming capacity: 1,261 MVA
Number of consumers: 2,937,571
DEC (outage duration by consumer/year): 12:57 hours
FEC (outage frequency by consumer/year): 12.37 outages

Administration

Number of employees: 5,854
Consumer/employee ratio in the distribution branch is 730.

Financial

Book Value: R$ 18.44/ per lot of one thousand shares
EBITDA: R$ 983,1 million
ROE: 9.4 % per year
Liquidity: 1.03

2. CONSUMPTION BY CLASS

In GWh

Class	January - December		%
	2001	2000	
Residential	4,312	4,447	-3.1
Industrial	7,308	6,868	6.4
Commercial	2,639	2,563	3.0
Rural	1,137	1,129	0.8
Other	1,632	1,643	-0.6
Total	**17,029**	**16,650**	**2.3**

3. TARIFFS (R$/MWh)

TARIFFS	December 2001	December 2000	%
Retail	128.37	111.69	14.9
Initial Contracts	49.25	46.71	5.4
Itaipu (purchase) (*)	82.51	67.13	22.9

(*) Furnas transmission tariff included

3.1 RETAIL TARIFFS (R$/MWh)

TARIFFS	December 2001	December 2000	%
Residential	194.46	166.21	17.0
Industrial	85.39	73.76	15.8
Commercial	158.85	135.62	17.1
Rural	110.75	95.67	15.8
Other	113.61	98.05	15.9
Total Retail	128.37	111.69	14.9

3.2 GROSS REVENUES BY CLASS (R$ thousands)

Revenues	December 2001	December 2000	%
Residential	1,033,854	928,152	11.4
Industrial	849,304	719,285	18.1
Commercial	519,213	442,239	17.4
Rural	117,070	101,289	15.6
Other classes	221,043	195,115	13.3
Supply	179,844	181,938	-1.2
Use of Transmission Lines	52,103	43,885	18.7

Telecom Revenues	33,942	21,832	55.5
Other	71,737	79,832	-10.1
Total	**3,078,111**	**2,713,568**	**13.4**

4. ENERGY FLOW (GWh)

COPEL's Total Available Power	**29,439**	
Own Generation	24,380	(82.8%)
Purchased Energy	5,059	(17.2%)

State Demand	**17,477**	
Retail	17,029	(97.4%)
Wholesale	449	(2.6%)

Interconnected System	**8,609**
Initial Supply Contracts	**140**
Bilateral Contracts	**516**
Free Customers	**1,009**
Losses	**1,688**

5. STOCKHOLDERS (Millions of shares) as of December 31, 2001

						Milhões de ações/Millions of shares		
ACIONISTAS SHAREHOLDERS	ON COMMON	%	PNA PREFERRED "A"	% %	PNB PREFERRED "B"	%	TOTAL	%
ESTADO DO PARANÁ	85.028	58,6	-	-	-	-	85.028	31,1
ELETROBRÁS	1.531	1,1	-	-	-	-	1.531	0,6
BNDESPAR	38.299	26,4	-	-	27.911	21,8	66.210	24,2
CUSTÓDIA BOLSA (Free Float)	19.605	13,5	121	29,3	100.183	78,1	119.909	43,8
No Brasil	19.320	13,3	121	29,3	50.497	39,4	69.938	25,6
ADS's	285	0,2	-	-	49.685	38,8	49.970	18,3
OUTROS	569	0,4	292	70,7	117	0,1	978	0,4
TOTAL	145.031	100,0	413	100,0	128.211	100,0	273.655	100,0
		53,00%	0,15%			46,85%		


ON/COMMON
ESTADO DO PARANÁ
ELETROBRÁS
BNDESPAR
CUSTÓDIA BOLSA (Free Float)
OUTROS


TOTAL
ESTADO DO PARANÁ
ELETROBRÁS
BNDESPAR
CUSTÓDIA BOLSA (Free Float)
OUTROS

6. STOCK PERFORMANCE


DESEMPENHO DAS AÇÕES NA BOVESPA/
STOCK PERFOMANCE AT BOVESPA
29/12/00 - Base 100
ON
PNB
BOVESPA


DESEMPENHO DAS AÇÕES NA NYSE/
STOCK PERFORMANCE AT NYSE
29/12/00 - Base 100
ELP
DOW JONES

7. DEBT PROFILE

DEBT PROFILE - As of December 31, 2001

(R$ thousands)	SHORT-TERM	LONG -TERM	TOTAL
FOREIGN CURRENCY			
Eurobonds	5,750	348,060	353,810
IDB	25,071	167,196	192,267
National Treasury	5,540	145,047	150,587
Euro Commercial Paper	152,339	-	152,339
ELETROBRÁS	7,687	3,784	11,471
Banco do Brasil S.A	4,986	30,668	35,654
Total	**201,373**	**694,755**	**896,128**
DOMESTIC CURRENCY			
ELETROBRÁS	54,735	422,190	476,925
BNDES	4,821	14,193	19,014
FINAME	136	0	136
FINEP	4,951	3,680	8,631
Turnkey	5,071	1,943	7,014
Fundação COPEL	18,175	14,343	32,518
Other	920	3,350	4,270
Total	**88,809**	**459,699**	**548,508**
Total	**290,182**	**1,154,454**	**1,444,636**

COPEL

COMPANHIA PARANAENSE DE ENERGIA
CNPJ 76.483.817/0001-20 Public Company - CVM 1431-1
www.copel.com copel@copel.com

ELP LISTED NYSE

SUMMARIZED FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001 and 2000

Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

ASSETS	Company 2001	Consolidated 2001	Company 2000
Current Assets			
Cash and cash equivalents	103,430	165,578	224,086
Accounts receivable	37,130	615,218	471,466
Allowance for doubtful accounts	-	(4,839)	(6,038)
Services in progress	1,069	10,993	6,416
Recoverable Rate Deficit (CRC)	-	36,266	11,503
Taxes and social contributions paid in advance	23,853	18,452	28,430
Materials and supplies	-	18,686	14,315
Deferred rate costs	-	90,890	-
Prepaid expenses and other	130	16,914	23,175
	165,612	**968,158**	**773,353**
Long-Term Assets			
Recoverable Rate Deficit (CRC)	-	700,757	646,988
Deferred income tax and social contribution tax	92,459	291,164	215,901
Judicial deposits	29,804	46,570	50,039
Intercompany receivable	845,910	40,852	20,372
Deferred rate costs	-	212,077	-
Other noncurrent assets	3,270	71,415	24,978
	971,443	**1,362,835**	**958,278**
Permanent			
Investments	5,004,970	465,203	345,480
Property, plant and equipment	-	5,935,642	5,879,210
	5,004,970	**6,400,845**	**6,224,690**
Total Assets	**6,142,025**	**8,731,838**	**7,956,321**

LIABILITIES AND SHAREHOLDERS' EQUITY	Company 2001	Consolidated 2001	Company 2000
Current Liabilities			
Loans and financing	163,629	290,182	275,674
Suppliers	478	270,844	84,982
Taxes and social contributions	52,355	161,695	42,292
Dividends proposed	56,080	56,080	96,764
Accrued payroll costs	3,043	65,526	59,778
Regulatory charges	-	33,786	37,509
Other current liabilities	79	66,389	56,898
	275,664	**944,502**	**653,897**
Long-Term Liabilities			
Loans and financing	493,107	1,154,454	1,104,078
Pension plan and other post-retirement benefits	-	635,865	487,442
Taxes and social contributions	226,086	234,586	170,681
Intercompany payable	101,771	-	-
Provision for contingencies and other liabilities	-	117,617	74,367
	820,964	**2,142,522**	**1,836,568**
Special liabilities	-	599,417	567,702
	820,964	**2,741,939**	**2,404,270**
Shareholders' Equity			
Capital stock	1,620,247	1,620,247	1,620,247
Capital reserves	1,548,328	1,548,328	1,546,446
Income reserves	1,876,822	1,876,822	1,731,461
	5,045,397	**5,045,397**	**4,898,154**
Total Liabilities and Shareholders' Equity	**6,142,025**	**8,731,838**	**7,956,321**

COPEL

COMPANHIA PARANAENSE DE ENERGIA
CNPJ 76.483.817/0001-20 Public Company - CVM 1431-1
www.copel.com copel@copel.com

ELP LISTED NYSE

SUMMARIZED FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001 and 2000

Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

STATEMENT OF INCOME	Company 2001	Consolidated 2001	Company 2000
Operating Revenues			
Electricity sales to final customers	1,282,534	2,740,485	2,386,081
Electricity sales to distributors	33,505	179,844	181,938
Use of transmission plant	27,173	52,103	43,885
Telecom revenues	14,989	33,942	21,832
Other revenues	36,592	71,737	79,832
Deductions from operating revenues	(371,317)	(816,209)	(692,311)
Net sales	**1,023,476**	**2,261,902**	**2,021,257**
Operating Expenses			
Personnel, pension plan and other post-retirement benefits	179,163	386,150	319,124
Materials and supplies	19,971	45,642	35,268
Third-party services	64,496	137,747	110,527
Electricity purchased for resale	218,760	465,130	419,657
Depreciation and amortization	132,536	284,466	261,490
Regulatory charges	64,747	165,909	156,170
Other expenses	39,459	78,212	56,129
	719,132	**1,563,256**	**1,358,365**
Operating Income	**304,344**	**698,646**	**662,892**
Equity in results of investees	**278,976**	**26,722**	**8,532**
Other income (expense)			
Financial income (expense), net	(82,967)	(73,730)	(63,077)
Nonoperating expense, net	(8,270)	(5,805)	(24,635)
Income Before Taxes and Participation	**492,083**	**645,833**	**583,712**
Income tax and social contribution tax	(16,773)	(146,523)	(133,109)
Employee profit participation	-	(24,000)	(20,000)
Net Income for the Year	**475,310**	**475,310**	**430,603**
Net Income per Thousand Outstanding Shares at Year End	**1.7369**	**1.7369**	**1.5735**

Presentation of Financial Statements:

The accompanying summarized financial statements have been prepared in accordance with the provisons set forth by the Brazilian corporate law, the Brazilian Securities and Exchange Comission (Comissão de Valores Mobiliarios - CVM) and specific legislation applicable to electric utilities, taking into account that (i) Law nº 9249/1995 eliminated as from January 1st, 1996, for tax and financial reporting purposes, accounting for the effects of inflation, and (ii) CVM Instruction nº 248/1996, dated March 19th, 1996, also stated that quarterly and annual financial statements should be prepared in accordance with the corporate law methods, which no longer accounts for the effects of inflation.

INGO HENRIQUE HÜBERT
Chief Executive Officer

RICARDO PORTUGAL ALVES
Chief Financial Officer

CEZAR ANTÔNIO BORDIN
Accountant CRC-MS-002887/0-8 T-PR
CPF 097.284.659-04

Financial Statements audited by
ARTHUR ANDERSEN S/C
CRC.2SP - 000123/0-1 S-PR

GOVERNO DO PARANÁ

BALANÇO SOCIAL

WHOLLY-OWNED SUBSIDIARIES SUMMARIZED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS ENDED DECEMBER 31, 2001

Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

ASSETS	COPEL Geração S.A.	COPEL Transmissão S.A.	COPEL Distribuição S.A.	COPEL Telecomunicações S.A.	COPEL Participações S.A.
Current Assets					
Cash and cash equivalents	14,523	2,174	45,172	50	229
Accounts receivable	270,716	21,090	474,411	3,273	10,577
Recoverable Rate Deficit (CRC)	-	-	36,266	-	-
Taxes and social contributions paid in advance	1,701	2,621	5,472	359	395
Materials and supplies	-	7,845	9,146	1,695	-
Deferred rate costs	-	-	90,890	-	-
Prepaid expenses and other	3,514	4,409	8,438	553	70
	290,454	**38,139**	**669,795**	**5,930**	**11,271**
Long-Term Assets					
Recoverable Rate Deficit (CRC)	-	-	700,757	-	-
Deferred income tax and social contribution tax	39,916	34,157	115,735	7,734	1,163
Judicial deposits	1,589	3,379	11,734	64	-
Intercompany receivable	40,635	9,863	-	-	-
Deferred rate costs	-	-	212,077	-	-
Other noncurrent assets	209	6,039	61,076	821	-
	82,349	**53,438**	**1,101,379**	**8,619**	**1,163**
Permanent					
Investments	28,483	4,158	589	-	388,605
Property, plant and equipment	3,214,634	897,138	1,678,633	142,311	2,926
	3,243,117	**901,296**	**1,679,222**	**142,311**	**391,531**
Total Assets	**3,615,920**	**992,873**	**3,450,396**	**156,860**	**403,965**

LIABILITIES AND SHAREHOLDERS' EQUITY	COPEL Geração S.A.	COPEL Transmissão S.A.	COPEL Distribuição S.A.	COPEL Telecomunicações S.A.	COPEL Participações S.A.
Current Liabilities					
Loans and financing	74,638	17,842	197,702	-	-
Suppliers	9,445	5,736	412,529	2,308	4
Taxes and social contributions	78,554	1,808	44,138	698	90
Dividends proposed	25,624	-	-	-	9,859
Accrued payroll costs	11,407	10,215	37,191	3,338	532
Regulatory charges	10,591	749	22,418	28	-
Pension plan obligation and other liabilities	18,121	6,225	42,200	1,423	97
	228,380	**42,575**	**756,178**	**7,795**	**10,582**
Long-Term Liabilities					
Loans and financing	868,839	134,093	151,522	-	-
Pension plan and other post-retirement benefits	124,325	114,296	370,998	25,071	1,175
Taxes and social contributions	8,500	-	-	-	-
Intercompany payable	-	-	41,667	18,020	37,362
Provision for contingencies and other liabilities	4,899	10,990	101,389	339	-
	1,006,563	**259,379**	**665,576**	**43,430**	**38,537**
Special liabilities	-	7,139	592,278	-	-
	1,006,563	**266,518**	**1,257,854**	**43,430**	**38,537**
Shareholders' Equity					
Capital stock	2,338,932	751,989	1,607,168	120,650	330,718
Income reserves	42,045	(68,209)	(170,804)	(15,015)	24,128
	2,380,977	**683,780**	**1,436,364**	**105,635**	**354,846**
Total Liabilities and Shareholders' Equity	**3,615,920**	**992,873**	**3,450,396**	**156,860**	**403,965**

STATEMENT OF INCOME
AS OF AND FOR THE SIX MONTHS ENDED DECEMBER 31, 2001
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

	COPEL Geração S.A.	COPEL Transmissão S.A.	COPEL Distribuição S.A.	COPEL Telecomunicações S.A.	COPEL Participações S.A.
Operating Revenues					
Electricity sales to final customers	-	-	1,458,304	-	-
Electricity sales to distributors	474,758	-	42,116	-	-
Use of transmission plant	-	88,157	1,130	-	-
Telecom revenues	-	-	-	33,219	-
Equity in results of investees	-	-	-	-	24,003
Other revenues	7,429	951	26,858	-	-
Deductions from operating revenues	(32,773)	(7,568)	(400,982)	(3,569)	(210)
Net Sales	**449,414**	**81,540**	**1,127,426**	**29,650**	**23,793**
Operating Expenses					
Personnel, pension plan and other benefits	40,723	29,703	124,667	10,339	1,555
Materials, supplies and third-party services	21,606	5,775	81,919	3,289	926
Electricity purchased for resale	11,012	-	670,250	-	-
Depreciation and amortization	57,849	21,972	64,162	7,922	25
Regulatory charges and other expenses	33,583	3,121	100,755	2,164	411
	164,773	**60,571**	**1,041,753**	**23,714**	**2,917**
Activities Income	**284,641**	**20,969**	**85,673**	**5,936**	**20,876**
Financial Result					
Financial income	2,738	1,530	93,640	366	62
Financial expense	*(52,661)*	*(6,196)*	*(25,939)*	*(1,578)*	*(431)*
	(49,923)	**(4,666)**	**67,701**	**(1,212)**	**(369)**
Operating Income	**234,718**	**16,303**	**153,374**	**4,724**	**20,507**
Nonoperating expense, net	**(4,065)**	**(494)**	**(7,224)**	**(195)**	**14,443**
Income Before Taxes and Participation	**230,653**	**15,809**	**146,150**	**4,529**	**34,950**
Income tax and social contribution tax	(76,900)	(4,873)	(46,849)	(1,244)	123
Employee profit participation	(4,277)	(3,719)	(14,512)	(1,284)	(208)
Extraordinary item	**(59,570)**	**(54,154)**	**(146,216)**	**(10,560)**	**(271)**
Net Income for the Period	**89,906**	**(46,937)**	**(61,427)**	**(8,559)**	**34,594**

GOVERNO DO PARANÁ

BALANÇO social

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Date: March 28, 2002

By ________________________________

Name: Ricardo Portugal Alves
Title: Principal Financial Officer